North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

(unaudited)

		September 30	December 31
	Notes	2012	2011
ASSETS
Current Assets
Cash		$23,462	$50,935
Accounts receivable	4	78,090	73,048
Taxes receivable		4,061	4,602
Inventories	5	18,753	20,046
Other assets	6	5,143	11,255
Total Current Assets		129,509	159,886
Non-current Assets
Mining interests	7	377,612	256,159
Total Non-current Assets		377,612	256,159
Total Assets		$507,121	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$43,903	42,436
Credit facility	4	14,850	-
Current portion of obligations under finance leases	9	4,034	2,428
Provisions	8	1,668	1,000
Taxes payable		715	715
Current derivative liability	10	3,205	4,875
Total Current Liabilities		68,375	51,454
Non-current Liabilities
Income taxes payable		2,648	2,648
Asset retirement obligations	8	20,342	20,881
Obligations under finance leases	9	10,848	2,104
Long-term debt	10	101,599	65,698
Deferred mining tax liability		5,670	4,264
Total Non-current Liabilities		141,107	95,595
Shareholders’ Equity
Common share capital and purchase warrants	12	773,255	740,888
Stock options and related surplus		9,231	7,859
Equity component of convertible debentures, net of issue costs	10	6,931	-
Contributed surplus		8,873	8,873
Deficit		(500,651)	(488,624)
Total Shareholders’ Equity		297,639	268,996
Total Liabilities and Shareholders’ Equity		$507,121	$416,045

Commitments and contingencies – Notes 14 and 17

See accompanying notes to the consolidated financial statements

1 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended September 30		Nine months ended September 30
	Notes		2012	2011	2012	2011
Revenue	15		$36,193	$38,310	$121,340	$126,422

Mining operating expenses
Production costs			24,257	28,928	79,022	88,138
Smelting, refining and freight costs			3,417	2,432	10,157	6,007
Royalty expense			1,691	1,106	4,756	4,131
Depreciation and amortization			5,027	4,201	13,894	13,306
Gain on disposal of equipment			(28)	(891)	(296)	(1,133)
Gold mine closure, care and maintenance costs			104	-	1,455	-
Other			1,595	-	2,329	-
Total mining operating expenses			36,063	35,776	111,317	110,449
Income from mining operations			130	2,534	10,023	15,973

Other expenses
Exploration			3,102	1,956	11,074	11,929
General and administration			3,208	2,938	9,694	9,478
Other income	16		(232)	(753)	(2,948)	(2,608)
Interest expense and other costs	16		1,225	465	3,575	871
Foreign exchange (gain) loss			(654)	114	(693)	397
Total other expenses			6,649	4,720	20,702	20,067
Loss before taxes			(6,519)	(2,186)	(10,679)	(4,094)
Income and mining tax expense			(1,527)	(630)	(1,348)	(3,663)
Loss and comprehensive loss for the period			$(8,046)	$(2,816)	$(12,027)	$(7,757)
Loss per share
Basic			$(0.05)	$(0.02)	$(0.07)	$(0.05)
Diluted			$(0.05)	$(0.02)	$(0.08)	$(0.05)
Weighted average number of shares outstanding
Basic	12	(f)	174,517,396	162,585,679	169,381,207	161,739,687
Diluted	12	(f)	174,517,396	162,585,679	169,398,481	161,739,687

See accompanying notes to the consolidated financial statements

2 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2012	2011	2012	2011
Cash provided by (used in)
Operations
Net loss for the period		$(8,046)	$(2,816)	$(12,027)	$(7,757)
Gold mine reclamation expenditures		-	-	(1,448)	-
Operating items not involving cash
Depreciation and amortization		5,027	4,201	13,894	13,306
Accretion expense	16	795	90	2,406	259
Deferred income and mining tax expense		674	1,555	1,406	376
Share-based compensation and employee benefits		591	884	2,326	2,674
Other		468	(853)	846	(1,008)
		(491)	3,061	7,403	7,850
Changes in non-cash working capital	18	5,004	12,822	2,532	17,024
		4,513	15,883	9,935	24,874
Financing Activities
Issuance of common shares and warrants, net of issue costs	12(d)	(135)	461	32,769	62,249
Issuance of convertible debentures, net of issue costs	10	40,784	-	40,784	-
Credit facility	4	-	-	15,287	-
Finance lease facility	9	-	-	11,239	-
Repayment of obligations under finance leases	9	(1,150)	(356)	(3,741)	(1,350)
Interest paid		(4,213)	(38)	(8,175)	(125)
Mine reclamation deposit		-	-	-	8,437
		35,286	67	88,163	69,211
Investing Activities
Additions to mining interests	7	(40,447)	(50,561)	(126,117)	(133,068)
Proceeds on disposal of mining interests		224	851	546	1,303
		(40,223)	(49,710)	(125,571)	(131,765)
Decrease in cash		(424)	(33,760)	(27,473)	(37,680)
Cash, beginning of period		23,886	71,239	50,935	75,159
Cash, end of period		$23,462	$37,479	$23,462	$37,479

See accompanying notes to the consolidated financial statements

3 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

(unaudited)

	Notes	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2011	12	154,653,275	$697,674	$5,596	$5,113	-	$5,537	$(423,470)	$290,450
Common shares issued:
Private placement of flow-through shares, net of issue costs	12(d)	2,667,000	20,592	-	-	-	-	-	20,592
Premium on issuance of flow-through shares		-	(1,840)	-	-	-	-	-	(1,840)
Warrants:
Warrants exercised	12(b)	5,009,986	21,292	-	-	-	-	-	21,292
Fair value of warrants exercised		-	1,222	-	(1,239)	-	14	-	(3)
Stock based compensation:
Stock options exercised	12(e)	152,919	660	(72)	-	-	-	-	588
Stock-based compensation expense	12(c)	124,188	628	2,046	-	-	-	-	2,674
Net loss and comprehensive loss for the nine months ended September 30, 2011		-	-	-	-	-	-	(7,757)	(7,757)
Balance, September 30, 2011		162,607,368	$740,228	$7,570	$3,874	-	$5,551	$(431,227)	$325,996

Balance, January 1, 2012		162,851,432	$740,888	$7,859	-	-	$8,873	$(488,624)	$268,996
Common shares issued:
Private placement of flow-through shares, net of issue costs	12(d)	11,300,000	32,769	-	-	-	-	-	32,769
Premium on issuance of flow-through shares		-	(1,356)	-	-	-	-	-	(1,356)
Convertible debentures:
Equity component of convertible debentures, net of issue costs	10	-	-	-	-	6,931	-	-	6,931
Stock based compensation:
Stock-based compensation expense	12(c)	393,453	954	1,372	-	-	-	-	2,326
Net loss and comprehensive loss for the nine months ended September 30, 2012		-	-	-	-	-	-	(12,027)	(12,027)
Balance, September 30, 2012		174,544,885	$773,255	$9,231	-	$6,931	$8,873	$(500,651)	$297,639

See accompanying notes to the consolidated financial statements

4 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

(unaudited)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP” or “the Company”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiaries are Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Sheriff deposit.

The Company also owns the Vezza gold mine located north of Val D’or, Quebec. The Company’s other Québec-based properties consist of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

The condensed interim consolidated financial statements for the Company as at September 30, 2012 and for the three and nine month periods ended September 30, 2012 include the Company and its subsidiaries (collectively referred to as “the Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial statements, including IAS 34, Interim Financial Reporting.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 7, 2012, the date the Board of Directors approved the condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed interim consolidated financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the condensed interim consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.
(ii)	Financial instruments at fair value through profit or loss are measured at fair value.
(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.
(iv)	Long-term debt liabilities are carried at amortized cost using the effective interest rate method.

5 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s and each of its subsidiaries’ functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

Use of Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 8 – Asset retirement obligations and reclamation deposits

Note 12 – Shareholders’ equity

Note 13 – Financial instruments

Note 15 – Revenue from metal sales

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	Asset carrying values may be affected due to changes in estimated future cash flows;
(ii)	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;
(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and
(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 7 – Mining interests

Note 17 – Contingencies

6 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2011 have been applied consistently by all Company’s entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Mining Interests - Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs generate a future economic benefit by providing (i) access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit.

Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived. Capitalized open pit mine development costs are depreciated using the unit of production method over the life of the ore body to which accessibility has been improved by the stripping activity.

Adoption of New Accounting Standards

In addition to the initial adoption of IFRSs in effect at the January 1, 2010 transition date and any amendments effective on or before January 1, 2012, the following new accounting standards have been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. This update is effective for years beginning on or after July 1, 2011. Where applicable, disclosures in these condensed interim consolidated financial statements have been prepared in accordance with the Company’s adoption of this standard.

New Standards and Interpretations Not Yet Adopted

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities

IFRS 10, IFRS 11 and IFRS 12 have been amended to clarify the date of initial application of IFRS 10 and require certain disclosures under IFRS 12 on transition. The standards, as amended, are effective for years beginning on or after January 1, 2013. This amendment is presently not expected to impact the consolidated financial statements of the Company.

7 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At September 30	At December 31
	2012	2011
Accounts receivable	$77,977	$71,097
Unrealized gain on financial contracts[1]	113	1,951
Accounts receivable	$78,090	$73,048

[1]	As at September 30, 2012, a total of 85,500 ounces of past palladium production and 1,915 ounces of past gold production delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of $633 per ounce of palladium and $1,692 per ounce of gold (December 31, 2011 – 69,500 ounces of palladium at an average price of $697 per ounce).

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the September 30, 2012 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from three customers at September 30, 2012 (December 31, 2011 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 15.

Accounts receivable has been pledged as security against a one-year US$60.0 million credit facility with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. Under the credit facility, the Company utilized US$16.8 million for letters of credit primarily for reclamation deposits and has taken a drawdown of US$15.0 million ($15.3 million), leaving US$28.2 million available at September 30, 2012.

5.	INVENTORIES

Inventories consist of the following:

	At September 30	At December 31
	2012	2011
Supplies	$11,595	$11,209
Gold inventory[1]	3,940	6,068
Concentrate inventory	1,551	141
Crushed and broken ore stockpiles[2]	1,667	2,628
Total	$18,753	$20,046

[1]	Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $7,245 (2011 – $3,745) were recognized as an expense during the three months ended September 30, 2012 and $22,462 during the nine months ended September 30, 2012 (2011 - $16,757).

8 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

6.	OTHER ASSETS

Other assets consist of the following:

	At September 30	At December 31
	2012	2011
Prepaids	$598	$695
Sales taxes receivable	4,130	8,501
Receivable from Ministry of Natural Resources[1]	-	1,769
Other	415	290
	$5,143	$11,255

[1]	In 2011, the Company issued a letter of credit related to the Sleeping Giant mine and mill closure plan, replacing the mine closure deposit. The Ministry of Natural Resources acknowledged receipt of the letter of credit in 2011 and the cash proceeds were received in the first quarter of 2012.

7.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development1	Equipment under finance lease2	Mining Leases and claims, royalty interest, and development	Exploration properties	Total
Carrying amounts
As at December 31, 2011	$36,215	$163,903	$6,136	$11,198	$38,707	$256,159
As at September 30, 2012	$41,040	$246,858	$17,116	$11,139	$61,459	$377,612

[1]	For the nine months ended September 30, 2012, $5,507 (year ended December 31, 2011 - $1,573) of interest costs on long-term debt was capitalized to mining interests.
[2]	During the first quarter of 2012, the Company established a $15.0 million lease facility to fund equipment for the LDI mine expansion, of which $11.2 million ($10.2 million, net of repayments) had been utilized as at September 30, 2012 for finance leases. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 9.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment are pledged as security for credit agreement arrangements and senior secured lenders.

9 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

8.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Asset retirement obligations are comprised of the following as at September 30, 2012:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$15,302	$14,055	$12,974	$17,424
Sleeping Giant mill[1]	2021	4,582	1,920	1,875	5,354
Sleeping Giant mine[1,2]	2012	668	-	-	668
Vezza gold mine[1]	2021	458	-	-	537
		$21,010	$15,975	$14,849	$23,983

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $15,166.
[2]	The asset retirement obligation balance for the Sleeping Giant mine has been included within provisions on the Balance Sheet.

Asset retirement obligations are comprised of the following as at December 31, 2011:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$13,905	$12,997	$8,466	$16,312
Sleeping Giant mill[1]	2021	4,426	1,920	1,769	5,360
Sleeping Giant mine[1]	2012	2,116	-	-	1,448
Vezza gold mine[1]	2021	434	-	-	533
		$20,881	$14,917	$10,235	$23,653

[1]	The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $10,552.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At September 30	At December 31
	2012	2011
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.60	1.84

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. During the period, the mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. LDI’s mining property closure cost estimate was revised in the third quarter of 2012 and the current obligation is $15,302.

9.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 7 under the category of equipment under finance leases.

10 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	September 30, 2012			December 31, 2011
	Future minimum lease payments	Interest	Present Value of minimum lease payments	Future minimum lease payments	Interest	Present Value of minimum lease payments
Less than one year	$4,757	$723	$4,034	$2,677	$249	$2,428
Between one and five years	11,998	1,150	10,848	2,228	124	2,104
	$16,755	$1,873	$14,882	$4,905	$373	$4,532
Less current portion			4,034			2,428
			$10,848			$2,104

During the first quarter of 2012, the Company established a $15.0 million finance lease facility to fund equipment for the LDI mine expansion, of which $11.2 million ($10.2 million, net of repayments) had been utilized as at September 30, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. See note 7.

10.	LONG-TERM DEBT

Long-term debt is comprised of the following as at September 30, 2012 and December 31, 2011:

	At September 30	At December 31
	2012	2011
Senior secured notes	$67,524	$65,698
Convertible debentures	34,075	-
	$101,599	$65,698

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million.  The notes which mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bear interest at a rate of 9.25% per year, payable semi-annually.

In addition to the senior secured notes, the debt agreement included the debt financing and embedded derivatives relating to the warrants, warrants settlement, and extension options relating to the notes which are available to the Company and the lender. Where applicable, the embedded derivatives which were not closely related to the debt financings were segregated and grouped for valuation and reporting purposes. The embedded derivatives relating to the debt financing are recorded at fair value through profit or loss at each reporting date. The value of the derivative liability is $3,205 at September 30, 2012 ($4,875 – December 31, 2011).

Convertible Debentures

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

11 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40,784, $33,853 has been allocated to long-term debt, and the remaining portion of $6,931 has been allocated to the equity component of the convertible debentures.

11.	RELATED PARTY TRANSACTIONS

At the respective reporting dates, the Company’s subsidiaries are as follows:

		Ownership interest
	Country of	At September 30	At December 31
	incorporation	2012	2011
LDI	Canada	100%	100%
NAP Quebec	Canada	100%	100%

12.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

	As at September 30 2012		As at December 31 2011
	Warrants	Amount	Warrants	Amount
Balance beginning of period	-	$-	13,837,924	$5,113
Issued pursuant to unit offerings, net of issue costs	-	-	-	-
Warrants exercised	-	-	(5,009,986)	(1,239)
Warrants expired	-	-	(8,827,938)	(3,874)
Balance, end of period	-	$-	-	$-

In September 2009, the Company completed an equity offering for total net proceeds of $46.5 million. In October 2009, the Company issued additional units for total net proceeds of $7.1 million. On December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million). As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired unexercised.

12 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

(c)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees’ base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three months ended September 30, 2012, the Company contributed 158,064 shares with a fair value of $332 (2011 – 65,943 shares with a fair value of $253) and for the nine months ended September 30, 2012, 393,453 shares with a fair value of $954 (2011 – 124,188 shares with a fair value of $628) were contributed.

(d)	Flow-through share offering

On April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $32.8 million. The Company is required to spend the gross proceeds of $35.0 million on eligible exploration and mine development expenditures, which expenditures are expected to be renounced to investors for the 2012 tax year. As at September 30, 2012, $26.6 million was spent.

(e)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans. As at September 30, 2012, 4,887,717 options (December 31, 2011 – 5,853,717 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	September 30, 2012		December 31, 2011
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,644,583	$4.43	3,847,833	$4.22
Granted	1,772,000	$2.82	273,000	$5.45
Exercised	-	-	(317,919)	$2.13
Cancelled	(705,000)	$4.36	(158,331)	$5.73
Expired	(101,000)	$11.90	-	-
Outstanding, end of period	4,610,583	$3.65	3,644,583	$4.43
Options exercisable at end of period	2,254,929	$3.57	2,439,925	$4.06

For the year ended December 31, 2011, the weighted average share price on the dates common share purchase options were exercised was $3.57.

13 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2012:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at September 30, 2012	Options Exercisable at September 30, 2012
$1.65-2.50	3.91	789,750	774,750
$2.51-3.00	4.36	1,677,000	200,000
$3.01-6.00	3.40	1,041,666	770,006
$6.01-8.87	4.11	1,102,167	510,173
	4.00	4,610,583	2,254,929

The fair value of options granted during the nine months ended September 30, 2012 and the year ended December 31, 2011 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	September 30	December 31
	2012	2011
Awards granted	1,772,000	273,000
Weighted average fair value of awards	$1.24	$2.91
Pre-vest forfeiture rate	13%	14%
Grant price	$2.82	$5.45
Market price	$2.53	$5.53
Volatility	65%	65%
Risk free rate	1.25%	2.04%
Dividend yield	0%	0%
Expected life (in years)	4.4	4.3

(f)	Reconciliation of the diluted number of shares outstanding:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Net loss available to common shareholders	$(8,046)	$(2,816)	$(12,027)	$(7,757)
Effect of dilutive securities	-	-	(1,763)	-
Adjusted net loss available to common shareholders	$(8,046)	$(2,816)	$(13,790)	$(7,757)
Weighted average number of shares outstanding	174,517,396	162,585,679	169,381,207	161,739,687
Effect of dilutive securities	-	-	17,274	-
Weighted average diluted number of shares outstanding	174,517,396	162,585,679	169,398,481	161,739,687
Diluted net loss per share	$(0.05)	$(0.02)	$(0.08)	$(0.05)

On July 31, 2012, the Company completed an offering of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 10.

14 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit (“RSU”) Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at September 30, 2012, 237,871 (December 31, 2011 – 129,418) restricted share units had been granted and were outstanding at an aggregate value of $336 (December 31, 2011 – $237).

(h)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense:

	Three months ended	Nine months ended	Year ended
	September 30, 2012	September 30, 2012	December 31, 2011
Registered retirement savings plan	$332	$954	$841
Common share purchase options	259	1,372	2,563
Restricted share units	(3)	165	135
	$588	$2,491	$3,539

13.	FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, current derivative assets or liabilities, obligations under finance leases, provisions and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to declining palladium prices, gold prices and/or an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

15 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

14.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at September 30, 2012, the Company had outstanding operating lease commitments and other purchase obligations of $4,347 and $57,948, respectively (December 31, 2011 – $6,894 and $110,612, respectively) all of which had maturities of less than five years, with the exception of nil operating leases with a maturity greater than five years (December 31, 2011 - $193).

(c)	Letters of Credit

As at September 30, 2012, the Company had outstanding letters of credit of $16,518, consisting of $15,166 for various mine closure deposits and $1,352 for a regulated energy supplier (December 31, 2011 - $12,050 outstanding letter of credit, consisting of $10,552 for various mine closure deposits and $1,498 for a regulated energy supplier).

15.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Three months ended September 30
Revenue – before pricing adjustments	$35,509	$22,357	$4,080	$4,615	$2,033	$2,379	$45
Pricing adjustments:
Commodities	1,054	(214)	876	262	37	70	23
Foreign exchange	(370)	6	(333)	179	(115)	(100)	(7)
Revenue – after pricing adjustments	$36,193	$22,149	$4,623	$5,056	$1,955	$2,349	$61
2011
Three months ended September 30
Revenue – before pricing adjustments	$40,038	$24,887	$3,781	$7,974	$1,334	$1,459	$603
Pricing adjustments:
Commodities	(3,029)	(1,453)	(992)	250	(386)	(434)	(14)
Foreign exchange	1,301	(11)	624	466	137	76	9
Revenue – after pricing adjustments	$38,310	$23,423	$3,413	$8,690	$1,085	$1,101	$598

16 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Nine months ended September 30
Revenue – before pricing adjustments	$121,210	$75,873	$12,692	$16,462	$8,480	$7,269	$434
Pricing adjustments:
Commodities	1,629	47	1,315	366	(222)	114	9
Foreign exchange	(1,499)	(930)	(405)	131	(155)	(133)	(7)
Revenue – after pricing adjustments	$121,340	$74,990	$13,602	$16,959	$8,103	$7,250	$436
2011
Nine months ended September 30
Revenue – before pricing adjustments	$130,703	$83,392	$11,311	$26,290	$4,769	$3,812	$1,129
Pricing adjustments:
Commodities	(6,696)	(4,818)	(1,335)	423	(444)	(504)	(18)
Foreign exchange	2,415	1,613	387	313	60	37	5
Revenue – after pricing adjustments	$126,422	$80,187	$10,363	$27,026	$4,385	$3,345	$1,116

During 2012, the Company delivered all of its concentrate to three customers under the terms of the agreement (2011 – two customers).

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s metals.

16.	INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Interest expense & other costs
Interest on finance leases	$219	$38	$650	$125
Asset retirement obligation accretion	79	90	260	259
Accretion expense on long-term debt	716	-	2,146	-
Interest expense	211	337	519	487
	$1,225	$465	$3,575	$871
Other income
Unrealized (gain) loss on palladium warrants	$617	$-	$(1,670)	$-
Gain on renouncement of flow-through expenditures	(768)	(545)	(1,031)	(1,840)
Interest income	(81)	(208)	(247)	(768)
	$(232)	$(753)	$(2,948)	$(2,608)
	$993	$(288)	$627	$(1,737)

17.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company does not believe such matters are material and accordingly has not recorded any associated provisions within its consolidated financial statements at September 30, 2012.

17 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

18.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash provided by (used in):
Accounts receivable	$6,404	$11,290	$(5,042)	$11,727
Inventories	493	2,282	1,494	7,145
Other assets	1,033	(1,085)	6,112	1,312
Accounts payable and accrued liabilities	(3,795)	2,361	(573)	(3,280)
Taxes payable (receivable)	869	(2,026)	541	120
	$5,004	$12,822	$2,532	$17,024

19.	SEGMENT INFORMATON

The Company is Canadian based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Vezza gold mine and Sleeping Giant mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company’s revenue by significant product type is disclosed in Note 15. The Company’s segments are summarized in the following table.

As at and during the periods ended September 30, 2012 and December 31, 2011, segmented information is presented as follows:

	At September 30, 2012				At December 31, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Cash and cash equivalents	$6,583	$(860)	$17,739	$23,462	$1,456	$71	$49,408	$50,935
Accounts receivable	78,090	-	-	78,090	73,048	-	-	73,048
Inventories	12,567	6,186	-	18,753	12,342	7,704	-	20,046
Other current assets	3,079	5,488	637	9,204	5,558	9,033	1,266	15,857
Mining interests	309,223	68,301	88	377,612	211,505	44,433	221	256,159
Total assets	$409,542	$79,115	$18,464	$507,121	$303,909	$61,241	$50,895	$416,045
Accounts payable and accrued liabilities	$35,180	$6,571	$2,867	$44,618	$27,564	$12,184	$3,403	$43,151
Obligations under finance leases	14,693	189	-	14,882	4,314	218	–	4,532
Provisions	-	1,668	-	1,668	-	1,000	–	1,000
Asset Retirement Obligations	15,302	5,040	-	20,342	13,905	6,976	-	20,881
Other liabilities	2,647	5,670	18,056	26,373	2,647	4,264	4,876	11,787
Long-term debt	-	-	101,599	101,599	-	-	65,698	65,698
Total liabilities	$67,822	$19,138	$122,522	$209,482	$48,430	$24,642	$73,977	$147,049

18 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

	Three months ended September 30, 2012				Three months ended September 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$36,193	$-	$-	$36,193	$32,689	$5,621	$-	$38,310
Depreciation and amortization	4,967	15	45	5,027	2,693	1,464	44	4,201
Gold mine closure costs	-	104	-	104	-	-	-	-
Operating expenses	30,988	(56)	-	30,932	25,137	6,438	-	31,575
Income (loss) from mining operations	238	(63)	(45)	130	4,859	(2,281)	(44)	2,534
Other expenses
General and administration	165	20	3,023	3,208	144	32	2,762	2,938
Exploration	2,590	498	14	3,102	1,718	214	24	1,956
Other	175	30	134	339	1,219	14	(1,407)	(174)
Income (loss) before taxes	(2,692)	(611)	(3,216)	(6,519)	1,778	(2,541)	(1,423)	(2,186)
Income and mining tax (expense) recovery	-	(1,527)	-	(1,527)	1	(631)	-	(630)
Net income (loss) and comprehensive income (loss) for the period	$(2,692)	$(2,138)	$(3,216)	$(8,046)	$1,779	$(3,172)	$(1,423)	$(2,816)

	Nine months ended September 30, 2012				Nine months ended September 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$118,336	$3,004	$-	$121,340	$106,454	$19,968	$-	$126,422
Depreciation and amortization	13,575	185	134	13,894	7,042	6,126	138	13,306
Gold mine closure costs	-	1,455	-	1,455	-	-	-	-
Operating expenses	94,228	1,740	-	95,968	72,635	24,508	-	97,143
Income (loss) from mining operations	10,533	(376)	(134)	10,023	26,777	(10,666)	(138)	15,973
Other expenses
General and administration	365	42	9,287	9,694	300	73	9,105	9,478
Exploration	8,529	2,522	23	11,074	7,475	4,380	74	11,929
Other	886	75	(1,027)	(66)	907	94	(2,341)	(1,340)
Income (loss) before taxes	753	(3,015)	(8,417)	(10,679)	18,095	(15,213)	(6,976)	(4,094)
Income and mining tax (expense) recovery	-	(1,348)	-	(1,348)	(2,387)	(1,279)	3	(3,663)
Net income (loss) and comprehensive income (loss) for the period	$753	$(4,363)	$(8,417)	$(12,027)	$15,708	$(16,492)	$(6,973)	$(7,757)

	Three months ended September 30, 2012				Three months ended September 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$34,088	$6,359	$-	$40,447	$39,673	$10,888	$-	$50,561

19 THIRD QUARTER REPORT 2012

North American Palladium Ltd.

	Nine months ended September 30, 2012				Nine months ended September 30, 2011
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$103,370	$22,747	$-	$126,117	$103,863	$29,205	$-	$133,068

For additional discussion relating to reliance on customers, refer to accounts receivable in note 4 and revenue from metal sales in note 15.

20 THIRD QUARTER REPORT 2012